Exhibit 99.1

Press Release
FOR IMMEDIATE RELEASE

LABOPHARM COMMENTS ON JUDGMENT IN PURDUE PATENT LITIGATION

LAVAL, Québec (August 17, 2009) - Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today commented on the outcome of patent-infringement litigation initiated by Purdue Pharma Products L.P. against Par Pharmaceutical Companies, Inc. relating to Ultram® ER (tramadol hydrochloride extended-release tablets).  The patents-in-suit are owned by Purdue and are licensed to Ortho-McNeil, Inc., the marketer of Ultram® ER.  In his decision, Circuit Judge Kent Jordan entered judgment in favor of Purdue and against Par on the issue of infringement and rejected Par's claim that the patents were unenforceable for inequitable conduct. Judge Jordan, however, entered judgment in favor of Par and against Purdue on the issue of validity, citing obviousness.

This judgment could permit Par to market its generic formulation of Ultram ER in the U.S., should it receive final regulatory approval from the U.S. Food and Drug Administration.  Although Labopharm is not a party to this action, if Par was to launch its generic formulation of Ultram ER, it could impact U.S. sales of Labopharm’s own once-daily tramadol product, Ryzolt™, which is marketed in the U.S. by Purdue.  Ultram ER, and therefore any generic version of it, is not A/B rated to Ryzolt, meaning it can not be substituted for Ryzolt at the pharmacy.

Labopharm is currently in discussions with Purdue to evaluate next steps in this matter, including a potential appeal of the decision.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is now available in 17 countries around the world, including the U.S., Canada, major European markets and Australia. The Company's second product, a novel formulation of trazodone for the treatment of major depressive disorder, is under regulatory review in the U.S. by the FDA. The Company also has a robust pipeline of follow-on products in both pre-clinical and clinical development. Labopharm's vision is to become an integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

Ryzolt™ is a trademark of Purdue Pharma Products L.P.

This press release contains forward-looking statements, which reflect the Company's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process in various countries for the approval of the Company's products and the successful commercialization of the products throughout the world  if they are approved. Investors should consult the Company's ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

For more information, please contact:
At Labopharm Mark D’Souza Senior Vice-President and Chief Financial Officer Tel: (450) 686-0207	At The Equicom Group Jason Hogan Media and Investor Relations Tel: (416) 815-0700 jhogan@equicomgroup.com French: Joe Racanelli Tel: (514) 844-7997 jracanelli@equicomgroup.com